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FOR IMMEDIATE RELEASE               CONTACT: Dirk Vande Beek
March 27, 2000                               Halliburton Company
                                             (713) 676-8097
                                             dirk.vande.beek@halliburton.com

                                             Chris Sammons
                                             McMoRan Exploration Co.
                                             (504) 582-4474
                                             chris_sammons@fmi.com

                      MCMORAN AND HALLIBURTON FORM ALLIANCE
                  TO DEVELOP 160 BLOCKS ON GULF OF MEXICO SHELF

NEW ORLEANS, Louisiana and DALLAS, Texas -- McMoRan Exploration Co. (NYSE: MMR) and Halliburton Company (NYSE: HAL) announced today the formation of a strategic alliance to conduct operations for McMoRan's recently announced major new oil and gas exploration and development program in the Gulf of Mexico. As previously announced, McMoRan has acquired from Texaco Exploration and Production the right to explore 89 oil and gas tracts and McMoRan purchased Shell Offshore Inc.'s, interest in 56 exploratory leases, all in the Gulf of Mexico. These two transactions, together with its current lease inventory, provide McMoRan exploratory rights to 160 blocks covering approximately 750,000 gross acres and the foundation for an aggressive exploration and development program.
         McMoRan and Halliburton will develop an organizational structure to include the skills, technologies and resources of both companies' personnel and technical consultants. Halliburton Energy Services, Brown and Root Energy Services, and Landmark Graphics Corporation, all business units of Halliburton Company, will offer integrated products and services to the alliance to the extent practicable, on an exclusive basis. This integrated team will carry out McMoRan's oil and gas activities.
         Chase Securities Inc. assisted McMoRan in forming this alliance, and will arrange a $50 million bank facility for McMoRan's use in funding the exploration program. Additionally, Halliburton will have the opportunity to participate in McMoRan's development opportunities in this program by providing a portion of the development financing. The alliance agreement, which is subject to certain conditions, extends through June 30, 2003.


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         Richard C. Adkerson, Co-Chairman, President and Chief Executive Officer
of  McMoRan,   stated,  "We  are  pleased  to  announce  this  partnership  with
Halliburton, a highly respected leader in the petroleum services industry. Our companies have a long-standing and positive business relationship. We look forward to working with Halliburton's people in making this program a success."
         Dave Lesar, President and Chief Operating Officer of Halliburton Company, stated, "In responding to the needs of our upstream customers, we realize we have to be flexible and innovative. This alliance is indicative of one of the ways we can create value through solutions and share in that value. Halliburton looks forward to playing a major role in supporting McMoRan's exciting new program."
         Halliburton Energy Services provides products, services and integrated solutions for oil and gas exploration, development, and production. Capabilities range from discrete services to development of an entire field, or as in this case, integrated support for an entire E&P program. With more than 300 service centers in more than 90 countries, Halliburton possesses the global perspective that is increasingly important for energy exploration and production.
         Founded in 1919, Halliburton Company is the world's leading diversified energy services, engineering, energy equipment, construction and maintenance company. In 1999, Halliburton's consolidated revenues were $14.9 billion and it conducted business with a workforce of approximately 100,000 in more than 120
countries.    The    company's    World   Wide   Web   can   be    accessed   at
http://www.halliburton.com.
         McMoRan is an independent public company engaged in the exploration, development and production of oil and natural gas offshore in the Gulf of Mexico and onshore in the Gulf Coast area; and the mining, purchasing, transporting, terminaling, and marketing of sulphur. Additional information about McMoRan is available on our web site (www.mcmoran.com).

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                       The Exhibit Index Appears on Page 4